HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
                                   ________                  harttrinen@aol.com
                                 (303) 839-0061             Fax: (303) 839-5414

                                 August 9, 2021

Jay Mumford
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   GeoSolar Technologies, Inc.
            Registration Statement on Form S-1/A-3
            File No. 333-255887

     This office represents GeoSolar Technologies, Inc. (the "Company"). Amendment No. 3 to the Company's Registration Statement on Form S-1 has been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated August 5, 2021.

     The numbers below correspond to the paragraph numbers in the staff's comment letter. The numbers under the "Page No." column indicated the page number of the registration statement where the responses to the staff's comments can be found.

                                                                     Page No.

      4.    Comment complied with.                                      9

      9.    Comment complied with.                                     18


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                        Very Truly Yours,

                                        HART & HART, LLC

                                        /s/ William T. Hart

                                        William T. Hart